===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                    Form 11-K

                X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For The Fiscal Year Ended June 30, 1998

                                       OR
                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from              to

                         Commission File Number 0-21728

A. Full title and address of the plan, if different from that of the issuer named below:

                                  BARNETT INC.
                    Profit Sharing and 401(K) Retirement Plan
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  BARNETT INC.
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

                              Required Information

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

         1. Statements of Net Assets Available for Benefits - June 30, 1998

         2. Statement of Changes in Net Assets Available for Benefits, With Fund Information For the year Ended June 30, 1998.

                                  BARNETT INC.
                    Profit Sharing and 401(K) Retirement Plan

                       FINANCIAL STATEMENTS AND SCHEDULES
                               AS OF JUNE 30, 1998
                                  TOGETHER WITH
                                AUDITORS' REPORT

                                  Barnett Inc.
                    Profit Sharing and 401(k) Retirement Plan

                       Financial Statements and Schedules
                               As of June 30, 1998
                                  Together With
                                Auditors' Report

                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                                  JUNE 30, 1998





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--June 30, 1998

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the year ended June 30, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--June 30, 1998

         Schedule II: Item 27d--Schedule of Reportable Transactions for the year ended June 30, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Administrator of
Barnett Inc. Profit Sharing &
401(k) Retirement Plan:


We have audited the accompanying statement of net assets available for benefits of BARNETT INC. PROFIT SHARING AND 401(K) RETIREMENT PLAN as of June 30, 1998 and the related statement of changes in net assets available for benefits, with fund information, for the year ended June 30, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and the changes in net assets available for benefits for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Jacksonville, Florida
December 23, 1998

                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  JUNE 30, 1998


ASSETS:
INVESTMENTS, AT FAIR VALUE (NOTES 2 AND 3):
    U.S. Stock Account                                                $  444,369

    Guaranteed Interest Account                                          349,819

    Bond & Mortgage Account                                              300,580

    Vanguard Wellington                                                  300,553

    American Century:  20th Century                                      274,550

    INVESCO Total Return                                                 268,894

    Small Company Blend Account                                          197,310

    International Stock Account                                          181,109

    Barnett Inc. Stock                                                   115,935

    Money Market Account                                                     405

    Participants loans                                                    26,313
                                                                      ----------
                 Total investments                                     2,459,837
                                                                      ----------
RECEIVABLES:
    Participant's contributions                                           20,224

    Employer's contributions                                               6,849

    Other                                                                    212
                                                                      ----------
                 Total receivables                                        27,285
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS                                     $2,487,122
                                                                      ==========








         The accompanying notes are an integral part of this statement.

                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION,

                       FOR THE YEAR ENDED JUNE 30, 1998



                                                                                                             American
                                                                                  Bond                        Century:
                                                     U.S.       Guaranteed         and                          20th
                                                    STOCK        Interest       Mortgage       Vanguard       Century
                                                   Account        Account        Account      Wellington       Ultra
                                                 ----------     ----------     ----------     ----------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants                                     $  137,390     $   78,912     $   50,775     $   77,554     $   74,405

Employer                                             40,951         23,937         16,006         24,492         21,765
                                                 ----------     ----------     ----------     ----------     ----------
Total contributions                                 178,341        102,849         66,781        102,046         96,170
                                                 ----------     ----------     ----------     ----------     ----------
Investment income (loss):
Net appreciation (depreciation) in fair value        51,030              0         19,677         33,815         41,081

Interest/dividends                                        0         16,990              0              0              0
                                                 ----------     ----------     ----------     ----------     ----------
Net investment income                                51,030         16,990         19,677         33,815         41,081
                                                 ----------     ----------     ----------     ----------     ----------
Transfers in                                        237,200        259,463        189,515        191,633        145,489
                                                 ----------     ----------     ----------     ----------     ----------
Total additions                                     466,571        379,302        275,973        327,494        282,740
                                                 ----------     ----------     ----------     ----------     ----------

BENEFITS PAID TO PARTICIPANTS                        17,822          6,299         10,215          7,665          8,084
                                                 ----------     ----------     ----------     ----------     ----------
LOANS ISSUED TO PARTICIPANTS                         (5,529)        (7,963)        (3,232)          (250)          (250)
                                                 ----------     ----------     ----------     ----------     ----------
LOAN PRINCIPAL REPAYMENTS                             1,572            675            376            741            262
                                                 ----------     ----------     ----------     ----------     ----------
ADMINISTRATIVE EXPENSES                                 945            133            800            592              0
                                                 ----------     ----------     ----------     ----------     ----------
INTERFUND TRANSFERS                                     522        (15,763)        38,478        (19,175)          (118)
                                                 ----------     ----------     ----------     ----------     ----------
NET INCREASE                                        444,369        349,819        300,580        300,553        274,550
                                                 ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period                                       0              0              0              0              0
                                                 ----------     ----------     ----------     ----------     ----------
End of period                                    $  444,369     $  349,819     $  300,580     $  300,553     $  274,550
                                                 ==========     ==========     ==========     ==========     ==========



                                                                     Small
                                                     INVESCO        Company     International                    Money
                                                      Total          Blend          Stock      Barnett Inc.      Market
                                                      Return        Account        Account        Stock         Account
                                                   ----------     ----------     ----------     ----------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants                                       $   63,509     $   67,049     $   59,226     $   31,583     $    1,738

Employer                                               19,260         18,249         15,956         19,825             45
                                                   ----------     ----------     ----------     ----------     ----------
Total contributions                                    82,769         85,298         75,182         51,408          1,783
                                                   ----------     ----------     ----------     ----------     ----------
Investment income (loss):
Net appreciation (depreciation) in fair value          31,294          7,168         15,578        (23,544)           868

Interest/dividends                                          0              0              0              0              0
                                                   ----------     ----------     ----------     ----------     ----------
Net investment income                                  31,294          7,168         15,578        (23,544)           868
                                                   ----------     ----------     ----------     ----------     ----------
Transfers in                                          162,401        110,772         97,250         94,718              0
                                                   ----------     ----------     ----------     ----------     ----------
Total additions                                       276,464        203,238        188,010        122,582          2,651
                                                   ----------     ----------     ----------     ----------     ----------

BENEFITS PAID TO PARTICIPANTS                           6,256          2,359          4,596          6,957              0
                                                   ----------     ----------     ----------     ----------     ----------
LOANS ISSUED TO PARTICIPANTS                             (250)        (2,667)        (1,616)          (250)        (1,401)
                                                   ----------     ----------     ----------     ----------     ----------
LOAN PRINCIPAL REPAYMENTS                                 770            155             41            536              0
                                                   ----------     ----------     ----------     ----------     ----------
ADMINISTRATIVE EXPENSES                                     0            227            266              0              5
                                                   ----------     ----------     ----------     ----------     ----------
INTERFUND TRANSFERS                                    (1,834)          (830)          (464)            24           (840)
                                                   ----------     ----------     ----------     ----------     ----------
NET INCREASE                                          268,894        197,310        181,109        115,935            405
                                                   ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period                                         0              0              0              0              0
                                                   ----------     ----------     ----------     ----------     ----------
End of period                                      $  268,894     $  197,310     $  181,109     $  115,935     $      405
                                                   ==========     ==========     ==========     ==========     ==========



                                                   Participant
                                                       Loans      Receivables      Total
                                                    ----------     ----------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants                                        $        0     $   20,224    $  662,365

Employer                                                     0          6,849       207,335
                                                    ----------     ----------    ----------
Total contributions                                          0         27,073       869,700
                                                    ----------     ----------    ----------
Investment income (loss):
Net appreciation (depreciation) in fair value                0              0       176,967

Interest/dividends                                       1,392              0        18,382
                                                    ----------     ----------    ----------
Net investment income                                    1,392              0       195,349
                                                    ----------     ----------    ----------
Transfers in                                             6,853              0     1,495,294
                                                    ----------     ----------    ----------
Total additions                                          8,245         27,073     2,560,343
                                                    ----------     ----------    ----------

BENEFITS PAID TO PARTICIPANTS                                0              0        70,253
                                                    ----------     ----------    ----------
LOANS ISSUED TO PARTICIPANTS                            23,408              0             0
                                                    ----------     ----------    ----------
LOAN PRINCIPAL REPAYMENTS                               (5,340)           212             0
                                                    ----------     ----------    ----------
ADMINISTRATIVE EXPENSES                                      0              0         2,968
                                                    ----------     ----------    ----------
INTERFUND TRANSFERS                                          0              0             0
                                                    ----------     ----------    ----------
NET INCREASE                                            26,313         27,285     2,487,122
                                                    ----------     ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period                                          0              0             0
                                                    ----------     ----------    ----------
End of period                                       $   26,313     $   27,285    $2,487,122
                                                    ==========     ==========    ==========




         The accompanying notes are an integral part of this statement.

                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                  JUNE 30, 1998



  1.  DESCRIPTION OF THE PLAN

      The following description of the Barnett Inc. Profit Sharing and 401(k) Retirement Plan (the "Plan") of Barnett Inc. (the "Company") provides general information only. More complete information regarding the Plan's provisions may be found in the plan document.

      GENERAL

      The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. Prior to the restatement of the Company's 401(k) plan, employees of the Company participated in the Waxman Industries profit sharing and 401(k) plan. These accounts were transferred to the Plan on July 1, 1997. The Plan provides benefits to all employees of the Company. Employees of the Company are eligible to participate in the Plan who are 21 years of age or older, have completed one year of service with the Company, and have worked 1,000 hours in that year. An employee may enter the Plan as of the January 1, April 1, July 1, or October 1, following the date upon which he/she becomes eligible to participate in the Plan.

      CONTRIBUTIONS

      Each year, participants may elect to contribute up to 15% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Employer matching and discretionary contributions, net of forfeitures, may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan.

      INVESTMENT OPTIONS

      Upon enrollment in the Plan, a participant may direct employee contributions in any of nine investment options:

               GUARANTEED INTEREST ACCOUNT

               The Guaranteed Interest Account investments are private market bonds, commercial mortgages and mortgage backed securities. Money placed in this account earns a guaranteed interest rate for a specific number of years.

               MONEY MARKET FUND

               The Money Market Fund is no longer an investment option. It is a rollover from the Waxman plan.

               BOND & MORTGAGE ACCOUNT

               The Bond & Mortgage Account invests primarily in intermediate-term, investment-grade fixed income securities; mainly private placement bonds, commercial mortgages, and publicly traded bonds.

               INVESCO TOTAL RETURN

               The INVESCO Total Return Fund invests in stocks and bonds. It owns stocks in conservative, well-known companies that have the potential for continued strong profit growth and are selling cheaply compared to their prospects and past prices. The fund also holds short- and intermediate-term bonds.

               VANGUARD WELLINGTON

               The Vanguard Wellington Fund invests 60% to 70% of assets in stocks and the remainder in bonds to provide a combination of long-term growth and income. The fund may invest up to 10% of assets in foreign securities.

               U.S. STOCK ACCOUNT

               The U.S. Stock Account invests money in stocks of U.S. companies of all sizes. The strategy is to target stocks that are considered good values when their prices are compared to their long-term earnings potential.

               AMERICAN CENTURY:  20TH CENTURY ULTRA

               The American Century: 20th Century Ultra invests in stocks of some of the fastest growing companies that are considered to have better-than-average potential for earnings. The fund invests only in the stocks of companies that have operated continuously for three or more years.

               SMALL COMPANY BLEND ACCOUNT

               The Small Company Blend Account invests in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average. The account looks at both "growth" and "value" stocks, resulting in a "blend" portfolio.

               INTERNATIONAL STOCK ACCOUNT

               The International Stock Account invests in common stocks of companies located outside the U.S., mainly in Western Europe and Asia. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

               BARNETT INC. STOCK

               This investment option invests in the common stock of Barnett
               Inc.

      BENEFITS PAYMENTS

      Participants in service may make hardship withdrawals from their voluntary contributions upon demonstrating immediate and heavy financial need. No withdrawals may be made from company contributions.

      Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      As of June 30, 1998, net assets available for benefits included benefits of $72,000 due to participants who have withdrawn from participation in the Plan.

      PARTICIPANT LOANS

      The Plan permits a participant to borrow a percentage of his/her vested account balance subject to certain limitations. The interest rate for the loan is determined to be the prime rate plus 2% as of the loan.

      VESTING

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Employees vest in Company contributions ratably over five years of service based on the following schedule:

                 YEARS OF                           VESTING
                 SERVICE                          PERCENTAGE
     -------------------------------------      ---------------
     Less than 1 year                                  0%
     1 year but less than 2                           20
     2 years but less than 3                          40
     3 years but less than 4                          60
     4 years but less than 5                          80
     5 years or more                                 100



2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

     Purchases and sales of securities are recorded on a settlement date basis which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PLAN EXPENSES

     Substantially all administrative plan expenses are paid by the Company.

  3.  INVESTMENTS

      The carrying values of individual investments that represent 5% or more of the Plan's net assets as of June 30, 1998 are as follows:



                                                                         FAIR
                                                                        VALUE
                                                                       --------
Fair value as determined by quoted market value:
     Guaranteed Interest Account                                       $349,819
     Bond & Mortgage Account                                            300,580
     U.S. Stock Account                                                 444,369
     Small Company Blend Account                                        197,310
     International Stock Account                                        181,109
     INVESCO Total Return                                               268,894
     American Century:  20th Century Ultra                              274,550
     Vanguard Wellington                                                300,553



  4.  PLAN TERMINATION

      Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


  5.  TAX STATUS

      The Plan obtained its determination letter on April 16, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the trust continues to be tax-exempt under Section 501(a) of the IRC.

                                                                      SCHEDULE I









                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1998



                                                                                                                  FAIR
          IDENTITY OF PARTY INVOLVED                DESCRIPTION OF INVESTMENT                   COST             VALUE
===============================================     =====================================   ===========       ===========
*     PRINCIPAL LIFE INSURANCE COMPANY              Guaranteed Interest Account             $   349,819       $   349,819
                                                    Money Market Fund                               392               405
                                                    Bond & Mortgage Account                     281,599           300,580
                                                    U.S. Stock Account                          395,327           444,369
                                                    Small Company Blend Account                 190,533           197,310
                                                    International Stock Account                 166,156           181,109

      INVESCO                                       INVESCO Total Return                        246,820           268,894

      AMERICAN CENTURY                              American Century:  20th Century Ultra       266,705           274,550

      VANGUARD                                      Vanguard Wellington                         289,383           300,553

*     BARNETT INC.                                  Common Stock                                138,388           115,935

*     PLAN PARTICIPANTS                             Loans, interest rates at prime plus 2%       26,313            26,313
                                                                                             ----------        ----------
                                                                                             $2,351,435        $2,459,837
                                                                                             ==========        ==========





                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II





                                  BARNETT INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN


                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1998



                                                                                   PURCHASES                    SALES
                                                                          ------------------------   ---------------------------
                                                                             NUMBER                    NUMBER
       IDENTITY OF ISSUER, BORROWER,                                           OF        PURCHASE        OF           SELLING
          LESSOR, OR SIMILAR PARTY    DESCRIPTION OF INVESTMENT           TRANSACTIONS     PRICE     TRANSACTIONS      PRICE
==================================== ==================================== ============  ==========   ============   ===========
*      PRINCIPAL LIFE INSURANCE
        COMPANY                      Guaranteed Interest Account               50      $   363,341        23        $    30,512

                                     Money Market Fund                          5        1,488,730         6          1,489,193

                                     Bond & Mortgage Account                   71          295,282        28             14,380

                                     U.S. Stock Account                        65          418,586        35             25,247

                                     Small Company Blend Account               61          196,816        26              6,674
                                     International Stock Account               52          172,819        27              7,286

      INVESCO                        INVESCO Total Return                      49          254,537        14              8,452

      AMERICAN CENTURY               American Century:  20th Century Ultra     49          275,814        16              8,809

      VANGUARD                       Vanguard Wellington                       52          316,391        19             28,310

*     BARNETT INC.                   Common Stock                              47          146,720        7               7,241


                                                                                    SALES
                                                                          ------------------------
                                                                               COST          NET
       IDENTITY OF ISSUER, BORROWER,                                            OF          GAIN
          LESSOR, OR SIMILAR PARTY    DESCRIPTION OF INVESTMENT                ASSET       (LOSS)
==================================== ====================================     =========     ======
*      PRINCIPAL LIFE INSURANCE
        COMPANY                      Guaranteed Interest Account              $  30,512       $  0

                                     Money Market Fund                        1,488,338        855

                                     Bond & Mortgage Account                     13,683        697

                                     U.S. Stock Account                          23,259      1,988

                                     Small Company Blend Account                  6,283        391
                                     International Stock Account                  6,663        623

      INVESCO                        INVESCO Total Return                         7,717        735

      AMERICAN CENTURY               American Century:  20th Century Ultra        9,109       (300)

      VANGUARD                       Vanguard Wellington                         27,008      1,302

*     BARNETT INC.                   Common Stock                                 8,332     (1,091)



                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on December 23, 1998.

                                      BARNETT INC.
                                      PROFIT SHARING AND 401(K) RETIREMENT PLAN


                                      PAUL JANKE, TRUSTEE



                                      By:  /s/  Paul Janke
                                      ---------------------------------
                                      Paul Janke
                                      Vice President